UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.___)*

Team, Inc.
(Name of Issuer)

Common Stock, $0.30 par value
(Title of Class of Securities)

878155100
(CUSIP Number)

John Barrett Corre Partners Management, LLC 12 East 49th Street, 40th Floor, New York, NY 10017 Telephone Number: 646-863-7152
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Opportunities Qualified Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,096,038

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,096,038

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,096,038

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.77%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,640,711

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,640,711

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,640,711

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.52%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,640,711

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,640,711

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,640,711

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.52%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Barrett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,640,711

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,640,711

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,640,711

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.52%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric Soderlund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,640,711

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,640,711

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,640,711

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.52%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	878155100

Item 1.	Security and Issuer.

The name of the issuer is Team, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 13131 Dairy Ashford, Suite 600, Sugar Land, Texas 77478. This Schedule 13D relates to the Issuer's common stock, $0.30 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Corre Opportunities Qualified Master Fund, LP, a Cayman Islands exempted limited partnership (the “Fund”); (ii) Corre Partners Advisors, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Fund; (iii) Corre Partners Management, LLC, a Delaware limited liability company (the “Investment Adviser”), which has been delegated investment authority over the assets of the Fund by the General Partner; (iv) Mr. John Barrett, who serves as a managing member of the General Partner and the Investment Adviser; and (v) Mr. Eric Soderlund, who serves as a managing member of the General Partner and the Investment Adviser (each, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Barrett and Mr. Soderlund are citizens of the United States.

(b), (c)

The Fund is principally engaged in the business of investing in securities. The principal business address of the Fund is 12 East 49th Street, 40th Floor, New York, NY 10017.

The General Partner is principally engaged in the business of serving as general partner and/or managing member to private investment vehicles, including the Fund. The principal business address of the General Partner is 12 East 49th Street, 40th Floor, New York, NY 10017.

The Investment Adviser is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Fund. The principal business address of the Investment Adviser is 12 East 49th Street, 40th Floor, New York, NY 10017.

Mr. Barrett and Mr. Soderlund are the co-owners and managing members of the General Partner and the Investment Adviser. The business address of each of Mr. Barrett and Mr. Soderlund is 12 East 49th Street, 40th Floor, New York, NY 10017.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 2,096,038 Shares beneficially owned by the Fund came from the working capital of the Fund, which is the direct owner of the Shares. The funds for the purchase of the 2,640,711 Shares beneficially owned by the other Reporting Persons (which include the 2,096,038 Shares directly owned by the Fund) came from the working capital of the Fund and other private investment vehicles managed by the Investment Adviser, which are the direct owners of such Shares. The net investment cost (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $9,918,866. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons originally acquired the Shares for investment purposes. In light of recent developments regarding the Issuer, including the events disclosed by the Issuer in its Report on Form 8-K filed with the SEC on October 25, 2021, the Reporting Persons have communicated with the Issuer on a number of key issues, including operational and balance sheet strategy. The Reporting Persons have also entered into a confidentiality agreement with the Issuer dated October 29, 2021 to assist the Company evaluate its options.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, other securities or derivative instruments related thereto or selling or entering into other transactions with respect to some or all of their Shares, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Shares and, alone or with others, may engage in communications with directors and officers of the Issuer, other stockholders of the Issuer or other third parties or may take steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review.   Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant to support any potential capital funding need of the Issuer or its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof (i) the Fund may be deemed to be the beneficial owner of 2,096,038 Shares, constituting 6.77% of the Shares and (ii) each of the General Partner, the Investment Adviser, Mr. Barrett and Mr. Soderlund may be deemed to be the beneficial owner of 2,640,711 Shares, constituting 8.52% of the Shares, in each case based on 30,979,783 Shares outstanding as of August 2, 2021, as determined based on reports by the Issuer.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,096,038 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,096,038 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,640,711 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,640,711 Shares.

The Investment Adviser has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,640,711 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,640,711 Shares.

Mr. Barrett has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,640,711 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,640,711 Shares.

Mr. Soderlund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,640,711 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,640,711 Shares.

During the sixty days prior to the date hereof, the Reporting Persons, either directly or indirectly, effected the following transactions in the Shares:

Date	Transaction	Price ($)	Shares
9/3/2021	Buy	4.509	2,000
9/7/2021	Buy	3.8629	194,511
9/7/2021	Buy	4.0088	20,000
9/8/2021	Buy	4.0738	43,452
9/9/2021	Buy	4.0718	7,600
9/9/2021	Buy	4.1239	30,000
9/10/2021	Buy	4.0042	64,000
9/13/2021	Buy	3.8981	37,215
9/14/2021	Buy	3.7861	93,081
9/15/2021	Buy	3.6867	120,000
9/16/2021	Buy	3.4768	30,000
9/17/2021	Buy	3.5172	473,106
9/17/2021	Buy	3.5583	600,000
9/20/2021	Buy	3.5857	59,737
9/21/2021	Buy	3.4229	82,380
9/24/2021	Buy	3.2835	20,000
9/28/2021	Buy	3.1873	10,000
9/29/2021	Buy	3.0369	30,000
9/30/2021	Buy	3.0141	10,000
10/7/2021	Buy	2.8291	50,000
10/8/2021	Buy	2.8069	15,000
10/11/2021	Buy	2.7693	10,754
10/15/2021	Buy	2.7626	10,200
10/18/2021	Buy	2.7132	11,066
10/19/2021	Buy	2.7021	6,775
10/20/2021	Buy	2.6798	922
10/21/2021	Buy	2.8941	8,123
10/22/2021	Buy	2.8309	20,433
10/25/2021	Buy	3.3443	50,000

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Fund and other private investment vehicles managed by the Investment Adviser hold 5.00% Convertible Senior Notes Due 2023 of the Issuer (the “Notes”), pursuant to the terms of that certain Indenture, dated as of July 31, 2017, between the Company and Branch Banking and Trust Company, as trustee (the “Indenture”). See Exhibit B for the Indenture.

The Notes are the Issuer’s general unsecured obligations, and bear interest at a rate of 5.00% per year until maturity. Interest is payable in cash on February 1 and August 1 of each year, beginning February 1, 2018. The Notes will mature on August 1, 2023, unless earlier converted, redeemed or repurchased in accordance with their terms prior to such date. The initial conversion rate is 46.0829 Shares per $1,000 principal amount of Notes. The conversion rate, and thus the conversion price, may be adjusted under certain circumstances as described in the Indenture. Holders may convert their Notes at their option prior to the close of business on the business day immediately preceding May 1, 2023, but only under the following circumstances:

•	during any calendar quarter commencing after the calendar quarter ending on December 31, 2017 (and only during such calendar quarter), if the last reported sale price of the Shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of the Shares and the conversion rate on such trading day;

•	if the Issuer calls any or all of the Notes for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date; or;

•	upon the occurrence of specified corporate events described in the Indenture.

On or after May 1, 2023 until the close of business on the business day immediately preceding the maturity date, holders may, at their option, convert their Notes at any time, regardless of the foregoing circumstances.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Indenture, dated July 31, 2017, between Team, Inc. and Branch Banking and Trust Company, as trustee, relating to the Issuer’s 5.00% Convertible Senior Notes Due 2023 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC by the Issuer on July 31, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2021
(Date)

Corre Opportunities Qualified Master Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Advisors, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Management, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
John Barrett*

/s/ John Barrett

Eric Soderlund*

/s/ Eric Soderlund

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated November 3, 2021, relating to the common stock, $0.30 par value, of Team, Inc. shall be filed on behalf of the undersigned.

November 3, 2021
(Date)

Corre Opportunities Qualified Master Fund, LP By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Advisors, LLC

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Management, LLC

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
John Barrett

/s/ John Barrett

Eric Soderlund

/s/ Eric Soderlund